

13030067

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3110 Main Street, Ste. 310
(No. and Street)

Santa Monica (City) CA (State) 90405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Fillo 310-392-7607 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak
(Name – *if individual, state last, first, middle name*)

10960 Wilshire Blvd. (Address) Los Angeles (City) CA (State) 90024 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Fillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSA Securities, LLC, as of February 27, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

[signature]
Signature

Managing Member
Title

see attached CA jurat form
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me

on this 27th day of February, 2013,
Date Month Year

by

(1) Christopher Fillo,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) ,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



JENNY CASTRO
Commission # 1964394
Notary Public - California
Los Angeles County
My Comm. Expires Sep 28, 2015

Place Notary Seal Above

Signature Jenny Castro
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Feb. 27, 2013 Number of Pages: 2

Signer(s) Other Than Named Above:

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MSA SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
CONTENTS
December 31, 2012


50
YEARS
SINCE 1959

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
MSA Securities, LLC (a Development Stage Company)
Santa Monica, California

Report on the Financial Statement

We have audited the accompanying statement of financial condition of MSA Securities, LLC (a Development Stage Company) (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement").

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

SingerLewak LLP

SingerLewak LLP

Los Angeles, California
February 27, 2013

MSA SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash	$	8,629
Prepaid expenses		246
Total assets	**$**	**8,875**

LIABILITIES AND MEMBER'S EQUITY

Total liabilities	$	-
Member's equity - initial capital contribution		65,500
Deficit accumulated during the development stage		(56,625)
Total member's equity		8,875
Total liabilities and member's equity	**$**	**8,875**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

MSA Securities, LLC (a Development Stage Company) (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer.

The Company was incorporated in Delaware on December 11, 2008 and conducts business from a single office located in Santa Monica, California.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
The Company adopted FASB ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

ASC 820 establishes a three-level valuation hierarchy of valuation techniques that is based on observable and unobservable inputs. Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The first two inputs that may be used to measure fair value are considered observable and the last unobservable, and they include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

At December 31, 2012, the Company has financial assets that consist of cash, which is measured at fair value using quoted prices for identical assets in an active market (Level 1 of the fair value hierarchy). The carrying amounts of prepaid expenses approximate their fair value because of the short maturity of this instrument.

Recently Adopted Accounting Pronouncement

In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). ASU 2011-04 affects all entities that are required or permitted to measure or disclose the fair value of an asset, a liability or an instrument classified in a reporting entity's equity in the financial statements. ASU 2011-04 changed the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Amendments under ASU 2011-04 are effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company's financial statements.

NOTE 4 – RELATED PARTY

The sole member of the Company has an ownership interest in Main Street Advisors, Inc., which provides management services to the Company free of charge.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2013, the date on which the financial statement was issued.

SUPPLEMENTARY INFORMATION


SingerLewak
Accountants & Consultants

MSA SECURITIES, LLC

FINANCIAL STATEMENT
DECEMBER 31, 2012

Filed as PUBLIC Information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

MSA SECURITIES, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2012

SingerLewak

Accountants & Consultants

Our Locations

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